As filed with the Securities and Exchange Commission on December 20, 2005


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


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                           A T FUNDS INVESTMENT TRUST
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                           A T FUNDS INVESTMENT TRUST
                             -----------------------
                             (Name of Filing Person)

                                  COMMON SHARES
                         ------------------------------
                         (Title of Class of Securities)

                                       N/A
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Alexander L. Popof
                              c/o A T Fund of Funds
                      300 Pacific Coast Highway, Suite 305
                       Huntington Beach, California 92648
                                 (714) 969-0521
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)


                                 With a copy to:

                            Mitchell E. Nichter, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                          55 Second Street, 24th Floor
                          San Francisco, CA 94105-3441


                                December 20, 2005
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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Transaction Valuation:  $1,000,000 (a)        Amount of Filing Fee:  $107.00 (b)
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(a)      Calculated as the estimated  aggregate  maximum  purchase price for the
         Issuer's outstanding common shares based on the offer to purchase shares with a total net asset value of up to $1,000,000 as of March 31, 2006.

(b)      Calculated at $107 per $1,000,000 of the Transaction Valuation.

       [ ]Check  the box if any part of the fee is offset  as  provided  by Rule
          0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                       -----------------------------------------

         Form or Registration No.:
                                       -----------------------------------------

         Filing Party:
                                       -----------------------------------------

         Date Filed:
                                       -----------------------------------------


       [ ]Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ] third-party tender offer subject to Rule 14d-1.

          [X] issuer tender offer subject to Rule 13e-4.

          [ ] going-private transaction subject to Rule 13e-3.

          [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by A T Fund of Funds (the "Fund"), the sole series of A T Funds Investment Trust, a Delaware statutory trust (the "Trust"), to purchase up to $1,000,000 worth of shares of the Fund from shareholders at the net asset value as of March 31, 2006, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 20, 2005 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 11.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 12. EXHIBITS.


EXHIBIT NO.                      DESCRIPTION
(a)(1)(i)                        Form of Letter to Shareholders.
(a)(1)(ii)                       Form of Letter of Transmittal.
(a)(1)(iii)                      Offer to Purchase, dated December 20, 2005.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2005                                    A T FUNDS INVESTMENT TRUST, for and on behalf of its series
                                                     A T FUND OF FUNDS
                                                     BY: /S/ Mark G. Torline
                                                         ------------------------------------------------------------------
                                                         Name: Mark G. Torline
                                                         Title:  Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION

(a)(1)(i)                        Form of Letter to Shareholders.

(a)(1)(ii)                       Form of Letter of Transmittal.

(a)(1)(iii)                      Offer to Purchase, dated December 20, 2005.